Filed by Marriott Vacations Worldwide Corporation

Pursuant to Rule 425 under the

Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934 as amended

Subject Company:

ILG, Inc.

Commission File No.: 001-34062

This message will be sent to all MVW and ILG associates.

Announcing the New Organizational Design and Executive Committee for Marriott Vacations Worldwide (effective upon closing of the transaction)

In April, we announced a definitive agreement for Marriott Vacations Worldwide to combine with ILG. When our two companies are united, we will create a transformational vacation ownership company that will be second to none in our industry.

I know the organizational design and leadership team have been top of mind for most of you since the initial announcement. We have finalized our company strategy and named the executive leadership team. This team was designed with a future state in mind, one which moves us forward with a focus on what impact the digital world and product innovation will have on the timeshare and vacation services industry. But designing and selecting the executive leadership team is just the first of several steps in our organizational design process. In the coming months, these executive leaders will identify the priorities required to complete the design and selection of their functional leadership teams. Finally, the functional leadership teams will work with their respective executive leaders to design the full organizational structure for their functions by early 2019.

For me, the process of identifying key leaders for the new organization was one of the most difficult I have navigated through in my career. As I met with executives from both companies, not surprisingly, I found the depth of leadership talent within both companies to be significant and I took many factors into consideration, including the desires and preferences of the potential candidates. So while I recognize this took additional time, I appreciate your patience and I am pleased to announce the leadership of our future company in the attached organizational structure.

These appointments will become effective immediately upon close of the transaction. Until then, your current leadership continues in his/her current roles.

We have been working hard to create an organization that will give you and teams from both companies the best opportunities in the future and it is absolutely my intention to assure the success of the combined organization by utilizing the finest talent from our two companies that will support our future vision.

As a reminder, there are no changes to your current roles at this time. With that said, I understand that change is difficult, and this is one of the most significant times of change that both companies have faced in their long and storied histories, and the effects this may have on many of you will continue to be one of the most important questions we must answer. I want to assure you that we are committed to keeping you informed as important decisions are made.

Growth. Innovation. Collaboration.

That’s what we’re committed to and determined to deliver. I am excited about the progress we are making to combine MVW and ILG, and even more excited about becoming one team, working together to deliver unforgettable vacations to our Owners, Members and guests.

Thank you for your hard work in staying focused during this time of transition.

Steve

What’s Next:

•

Now: Review the attached FAQs that address questions we anticipate you may have about this new operating model and leadership structure, the talent selection process, and equally as important, how this might affect you directly in the nearer term.

•

August: The Joint Integration Team continues to make progress toward the Shareholder vote on August 28 and a closing on August 31 (effective September 1) assuming all other remaining conditions to closing are satisfied, including approval from shareholders of both companies.

•	After close: We will be working towards selecting the leadership that will report to each Executive Committee member and the level below in November.

•	End of first quarter 2019: Our goal is to have decisions around the future design of the organization and related key roles and responsibilities.

Strategic Priorities

Transformation Ambition Statement

We will…

•	Transform into a digitally-enabled, innovative company that provides personalized vacation experiences (before, during and after), offering strong value propositions and seamless customer service

and

•

Significantly enhance our shareholder value with a powerful portfolio of brands, products and services tailored to attractive sets of customers across various lifestyle stages and engagingly sold through targeted distribution (owned and partnered)

and

•	Enable and motivate our Associates to deliver exceptional vacation experiences by cultivating a fun and rewarding work environment that appreciates our people and communities

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CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements are any statements other than statements of historical fact, including statements regarding Marriott Vacations Worldwide Corporation’s (the “Company”) and ILG, Inc.’s (“ILG”) expectations, beliefs, hopes, intentions or strategies regarding the future. Among other things, these forward-looking statements may include statements regarding the proposed combination of the Company and ILG; our beliefs relating to value creation as a result of a potential combination of the Company and ILG; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding the Company’s and ILG’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such `as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions, our relationships with the holders of licensed marks, and those additional factors disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Part I of the Company’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as in ILG’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by the Company with the SEC, and any amendments thereto.

Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between the Company and ILG, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that the Company’s stockholders may not approve the proposed transactions; the possibility that ILG’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of the Company and ILG will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the ability to retain key personnel; the availability of financing; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of the Company and ILG described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

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NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to and does not constitute an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

IMPORTANT INFORMATION AND WHERE TO FIND IT

The proposed transaction involving the Company and ILG will be submitted to the Company’s stockholders and ILG’s stockholders for their consideration. In connection with the proposed transaction, on July 19, 2018, the Company filed with the Securities and Exchange Commission (the “SEC”) an amendment to the registration statement on Form S-4 that included a joint proxy statement/prospectus for the stockholders of the Company and ILG and was originally filed with the SEC on June 6, 2018. The registration statement was declared effective by the SEC on July 23, 2018. The Company and ILG each have mailed the definitive joint proxy statement/prospectus to their respective stockholders on or about July 25, 2018 and will hold the special meeting of the stockholders of the Company and ILG on August 28, 2018. This communication is not intended to be, and is not, a substitute for such filings or for any other document that the Company or ILG may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials and any other documents filed or furnished by the Company or ILG with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from the Company by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate website at www.ilg.com.

PARTICIPANTS IN THE SOLICITATION

The Company, ILG, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018 and in its definitive proxy statement filed with the SEC on April 3, 2018, and information about ILG’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018, and in its definitive proxy statement filed with the SEC on May 7, 2018. These documents are available free of charge from the sources indicated above, and from the Company by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is presented in the definitive joint proxy statement/prospectus included in the registration statement on Form S-4 filed by the Company with the SEC and may be included in other relevant materials that the Company and ILG file with the SEC.

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The Executive Leadership descriptions below reflect each Leader’s core responsibilities but are not intended to be all-inclusive as these leaders will build out their organizations in the coming months.

Chief Operating Officer – Vacation Ownership (VO)

R. Lee Cunningham will lead the global execution of MVW’s VO business across our expanded portfolio of brands. Lee will provide direct leadership to asset management, resort operations and the inventory, rental and revenue management functions for all VO brands while working in concert with Brian Miller and Lani Kane-Hanan to deliver the marketing, sales and service and development components of the VO business.

Chief Resort Experience Officer

Reporting to the Chief Operating Officer – Vacation Ownership, Clifford M. Delorey will lead resort operations for the integrated vacation ownership portfolio of brands across regions to deliver a seamless resort experience to our Owners.

President, Exchange & Rental

Jeanette Marbert will continue her strong leadership of the Interval International, VRI, VRI Europe, TPI, and Aqua Aston operating units. She will take these businesses to the next level by leveraging the power of our integrated company and will work closely with the Chief Brand & Digital Strategy Officer to deliver value to our exchange members and third-party management clients.

Chief Development & Product Officer

Lizabeth “Lani” Kane-Hanan will be responsible for the development and product form functions enabling the transformation of our company by leading the organization’s innovation initiatives, including the company’s vacation ownership product form. Additionally, Lani will lead resort development and refurbishment working closely with the Chief Operating Officer – Vacation Ownership.

Chief Marketing & Sales Officer

Brian E. Miller will lead marketing and sales operations and owner services for the company. Brian will work closely with the Chief Operating Officer – Vacation Ownership and the President, Exchange & Rental, to enable their sales and marketing functions and provide owner and member services support.

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Chief Brand & Digital Strategy Officer

Ovidio “Ovi” Vitas will oversee brand management, customer analytics, and digital commerce for the integrated company, ensuring a seamless brand experience across all of our digital products and touchpoints. This will include advancing our customer analytics capability and, in working closely with the Chief Information Officer, fostering our company’s overall digital transformation.

Chief Finance & Administrative Officer

John E. Geller will lead the finance and accounting function for the integrated company, enabling the integration across the company and ensuring that our strategic plans are on track to enhance shareholder value. Additionally, John will be responsible for the human resources and information technology functions.

Chief Human Resources Officer

Reporting to the Chief Finance & Administrative Officer, Michael E. Yonker will lead the human resources function for the integrated company while fostering a company culture that is rewarding for our associates. Mike is responsible for creating HR strategy and delivering people management support.

Chief Information Officer

Reporting to the Chief Finance & Administrative Officer, Dwight D. Smith will lead the information technology function for the integrated company. Dwight will work closely with the brand and digital leaders to enable the digital transformation of the company.

General Counsel

James H Hunter, IV will serve as general counsel of the integrated company and will lead the legal function across the enterprise, including support of all businesses and brands globally.

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EC Announcement—Associate FAQs

1.	What does the announcement of the EC mean for me?

•

This announcement represents the first step in a transformational process that will begin with these leaders. Each EC member appointed to these new roles will begin to plan for the development and build out of their organizations, starting with their direct reports, followed by the next level, and so on. The timeline for these decisions was laid out in the executive letter from Steve Weisz on August 3rd. You should understand that information related directly to your role may come later in the Fall, but know the senior leaders, and your current organization, will work as swiftly and effectively as possible to communicate their decisions.

•

The new leadership structure is not effective until the transaction has closed (estimated to be September 1, 2018). It will be business as usual at MVW and ILG, with no impact on day-to-day operations, until that date.

•	The integration teams are working diligently to determine how to combine operations after the transaction closes. We will keep you informed of important developments as we move through this process.

2.	What are the next steps in the design of the future organization? When will I know about my job?

•	MVW’s new leadership team will build out the rest of the organization using a thoughtful and consistent process.

•	The first step will be to build out the senior leadership team, which we expect to complete and communicate by end of November.

•

After that, our goal is to communicate additional details about the organization and have decisions around the future design of the organization and related roles and responsibilities by the end of the first quarter of 2019.

•	As with all integrations, plans will continue to evolve in the coming year, as we continue to refine our strategic direction.

•	We will provide updates on the process as additional decisions are made.

3.	If my executive leader was not part of today’s organizational announcement, does that affect my consideration for a role in the combined company?

•	Candidates from both organizations will be considered for roles in the future organization with a focus on selecting the best talent for each role.

•	Until we close, MVW and ILG will operate as separate and independent organizations and continue competing in the marketplace.

•

The existing leadership structure remains unchanged until the transaction closes (estimated to be September 1, 2018). A comprehensive transition plan is being developed to transfer knowledge, experience, and insights to the newly appointed leadership team.

4.	Will there be any layoffs as a result of the transaction? Will there be any changes in staffing as a result of this transaction?

•	This transaction is in large part about growth; however, as is typical in mergers and acquisitions like this, some jobs will be eliminated.

•

We expect, however, that there will be exciting opportunities for associates of both companies as part of a larger, more diversified global organization. This could mean that an opportunity may arise somewhere in the new organization for you to take the skills and talents you have grown over your career and utilize them in important new ways. What you are doing today could lead to something new tomorrow.

•

Our associates are our most important asset and it is our intention to assure the success of the combined organization utilizing the very best talent from MVW and ILG that will support our future vision. In doing so, we will give fair consideration to associates from both companies.

5.	What is the process for job selection decisions?

•

MVW’s new leadership team will follow a standard process to appoint the next two levels of the organization. This process will include interviewing candidates in duplicate positions from both organizations. Selection criteria may include but is not limited to performance history, experience, and skillset.

•

For the rest of the organization, positions that have more than one qualified candidate currently in that role will be posted and candidates can apply for these roles. Decisions will be based on criteria consistent with how associate positions are filled today at ILG and MVW. These criteria may include but is not limited to: performance history, experience, readiness for role, and skillset.

•	This process may move at different speeds depending on the functional area.

•	Over the next month, please take the time to update your career profile.

6.	For positions that are posted, will there be a preference given to associates from either organization? What about outside candidates?

•

Our associates are our most important asset and it is our intention to assure the success of the combined organization utilizing the very best talent from MVW and ILG that will support our future vision. In doing so, we will give fair consideration to associates from both companies. The guiding principle will be to take the best person that has been identified through the integration selection and interview process. The best person can come from either MVW or ILG.

•	While we will prioritize the talent that exists in our organizations, we will consider external candidates to the extent we are otherwise unable to find a suitable internal candidate.

•

We expect that there will be exciting opportunities for associates of both companies as part of a larger, more diversified global organization. This could mean that an opportunity could arise somewhere in the new organization for you to take the skills and talents you have grown over your career and utilize them in important new ways. What you are doing today could lead to something new tomorrow.

7.	How long will the process take?

•

We have a strong team in place that is working to complete this process as swiftly as is reasonably possible, without sacrificing the decision quality and fairness so that the most qualified employees are identified and selected.

•

The plan is to communicate details about the organization and have decisions around the future design of the organization and related roles and responsibilities by the end of the first quarter of 2019.

•

As is typical with integrations like this one, this is the first step in designing our future organization. Our plans are likely to evolve and we ask that you continue to focus on performing your daily responsibilities as you always have. We will provide updates on the process as additional decisions are made.

8.	Who can I contact if I have more questions?

•	As we move through this process, we will do our best to keep you informed.

•	Please refer to the Associate FAQs posted on MVW’s and ILG’s respective intranets.

•

If you have any other questions, please do not hesitate to reach out to your manager or email the integration team at your respective integration mailboxes (mvw.integration@mvwc.com or ILGHRUpdate@ilg.com).

Guidelines for Interacting with MVW/ILG Associates Before Closing

• There should be no coordination of competitive conduct between the two companies.

• MVW’s associates should not attempt to influence ILG business decisions, and vice versa.

•	No activities or communications should imply that the transaction is completed.

•	Both MVW and ILG must continue to operate as entirely separate companies until the transaction is consummated.

•	All decisions concerning the pre-closing conduct of ILG’s business must be made independently by ILG personnel.

•	Actual implementation of any integration initiatives affecting ILG’s operations must be deferred until after the close of the transaction unless approved by its legal team.

•

As a reminder, it is important that we all follow the official integration team’s lead and conduct all of our integration efforts only within the integration team structure. Please do not contact or in any way coordinate on integration matters with counterparts at ILG unless you are specifically asked to do so by the integration team.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements are any statements other than statements of historical fact, including statements regarding Marriott Vacations Worldwide Corporation’s (the “Company”) and ILG, Inc.’s (“ILG”) expectations, beliefs, hopes, intentions or strategies regarding the future. Among other things, these forward-looking statements may include statements regarding the proposed combination of the Company and ILG; our beliefs relating to value creation as a result of a potential combination of the Company and ILG; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding the Company’s and ILG’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such `as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions, our relationships with the holders of licensed marks, and those additional factors disclosed as risks in other reports filed by us with the Securities and Exchange Commission, including those described in Part I of the Company’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as in ILG’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and in the joint proxy statement/prospectus included in the registration statement on Form S-4 filed by the Company with the SEC, and any amendments thereto.

Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between the Company and ILG, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals for the proposed transactions that could reduce anticipated benefits or cause the parties to abandon the transactions; the possibility that the Company’s stockholders may not approve the proposed transactions; the possibility that ILG’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of the Company and ILG will not be integrated successfully; disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the ability to retain key personnel; the availability of financing; the possibility that the proposed transactions do not close, including due to the failure to satisfy the closing conditions; as well as more specific risks and uncertainties. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of the Company and ILG described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is not intended to and does not constitute an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

IMPORTANT INFORMATION AND WHERE TO FIND IT

The proposed transaction involving the Company and ILG will be submitted to the Company’s stockholders and ILG’s stockholders for their consideration. In connection with the proposed transaction, on July 19, 2018, the Company filed with the Securities and Exchange Commission (the “SEC”) an amendment to the registration statement on Form S-4 that included a joint proxy statement/prospectus for the stockholders of the Company and ILG and was originally filed with the SEC on June 6, 2018. The registration statement was declared effective by the SEC on July 23, 2018. The Company and ILG each have mailed the definitive joint proxy statement/prospectus to their respective stockholders on or about July 25, 2018 and will hold the special meeting of the stockholders of the Company and ILG on August 28, 2018. This communication is not intended to be, and is not, a substitute for such filings or for any other document that the Company or ILG may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials and any other documents filed or furnished by the Company or ILG with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from the Company by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate website at www.ilg.com.

PARTICIPANTS IN THE SOLICITATION

The Company, ILG, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the Company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018 and in its definitive proxy statement filed with the SEC on April 3, 2018, and information about ILG’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018, and in its definitive proxy statement filed with the SEC on May 7, 2018. These documents are available free of charge from the sources indicated above, and from the Company by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is presented in the definitive joint proxy statement/prospectus included in the registration statement on Form S-4 filed by the Company with the SEC and may be included in other relevant materials that the Company and ILG file with the SEC.

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